Filed by Golden Falcon Acquisition Corp. and MNG Havayollari Tasimacilik A.S.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Golden Falcon Acquisition Corp.

Commission File No.: 001-39816

Date: April 13, 2023

MNG Airlines Announces Filing of a Registration Statement on

Form F-4 in Connection with its Proposed Business Combination with Golden Falcon Acquisition Corp. (NYSE: GFX)

New York – April 13, 2023—MNG Havayollari ve Tasimacilik A.S. (“MNG Airlines,” “MNGA” or the “Company”), a global logistics provider and e-commerce enabler; and Golden Falcon Acquisition Corp. (“Golden Falcon”) (NYSE: GFX), a publicly traded special purpose acquisition company, announced the filing of a registration statement on Form F-4 (the “Registration Statement”) by MNG Airlines, which contains a preliminary proxy statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”) in connection with their recently proposed business combination. While the Registration Statement, which can be found here , has not yet become effective, and the information contained therein is subject to change, it provides important information about MNG Airlines’ business and operations, the proposed business combination with Golden Falcon and the proposals to be considered by Golden Falcon’s stockholders.

Completion of the proposed business combination is subject to the Registration Statement being declared effective by the SEC, approval by Golden Falcon’s stockholders, and other customary closing conditions. Upon completion of the transaction, the Company is expected to become a public company listed on the NYSE under the ticker symbol “MNGA”.

The business combination assumes a combined company proforma enterprise value of $676 million, assuming minimum gross transaction proceeds of $30 million.

Advisors

UBS Investment Bank and EarlyBirdCapital, Inc. are acting as capital markets advisors to Golden Falcon. Moelis & Company is acting as financial advisor to Golden Falcon. Greenberg Traurig, LLP and Herdem are acting as legal advisors to Golden Falcon. Appolonia Advisors is acting as financial advisor to MNG Airlines shareholders. White & Case LLP and Göksu Safi Işık (GSI) are acting as legal advisors to MNG Airlines. Paul Hastings LLP is serving as legal counsel to UBS Investment Bank and Moelis & Company.

About Golden Falcon Acquisition Corp.

Golden Falcon is a New York Stock Exchange-listed special purpose acquisition company.

Golden Falcon management’s combined experience includes over 100 years of investment banking, private equity and executive management experience and over 230 transactions with an aggregate value of over $450 billion globally. Golden Falcon brings a transatlantic network of relationships with entrepreneurs, family-owned businesses, large corporations, sovereign wealth funds, private equity, venture capital and asset management firms to help finance, support and grow its business combination partner.

In addition, Golden Falcon’s board members and strategic advisory group bring extensive expertise in operating, financing, and investing in leading companies. They have held leadership positions with multinational corporations, where they established a proven track record of creating shareholder value, organically as well as through strategic transactions.

About MNG Airlines

MNG Airlines is a global logistics provider. The Company started operations in 1996, having conducted its first transatlantic flight in 1998, and now services over 15,000 corporate customers across 42 countries through over 3,500 flights per year. MNG Airlines offers charter services with customized plane and capacity options in addition to scheduled flights and aircraft, maintenance, crew and insurance (ACMI) services. MNG Airlines also has a fully equipped and EU standards-compliant warehouse since 2000.

Important Additional About the Proposed Transaction and Where to Find It

This press release relates to a proposed transaction between MNGA and Golden Falcon pursuant to a business combination agreement, dated as of December 6, 2022, as amended on February 14, 2023, by and among MNGA, Golden Falcon, Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of MNGA (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo and Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo (the “proposed transaction”). In connection with the proposed transaction, MNGA has filed a Registration Statement on Form F-4 with the SEC, which includes a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Golden Falcon’s common stock in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the proposed transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the proposed transaction. The definitive proxy statement/prospectus will be sent to all Golden Falcon stockholders as of a record date to be established for voting on the transaction. Golden Falcon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of Golden Falcon are urged to read the Registration Statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Golden Falcon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Golden Falcon, MNGA and the proposed transaction.

Investors and securityholders can obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MNGA and Golden Falcon through the website maintained by the SEC at www.sec.gov. The documents filed by MNGA and Golden Falcon with the SEC also may be obtained free of charge at Golden Falcon’s website at www. goldenfalconcorp.com or upon written request to: Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this press release, including statements regarding the proposed transaction, including the proforma enterprise value and anticipated listing of MNGA on the NYSE, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Golden Falcon and its management, and MNGA and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: the inability of the parties to raise capital or retain in trust at least $30 million in connection with the proposed transaction; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the proposed transaction; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the proposed transaction on MNGA’s business relationships, performance, and business generally; risks that the proposed transaction disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the business combination agreement or the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighbouring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s Annual Report on Form 10-K which was filed by Golden Falcon on March 27, 2023 (the “2022 Form 10-K”) and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the Form F-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Golden Falcon and MNGA caution that the foregoing list of factors is not exclusive.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Golden Falcon nor MNGA gives any assurance that either Golden Falcon or MNGA or the combined company will achieve its expected results. Neither Golden Falcon nor MNGA undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

MNGA and Golden Falcon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Golden Falcon’s stockholders with the proposed transaction and the other matters set forth in the proxy statement/prospectus. Information about Golden Falcon’s directors and executive officers is set forth in Golden Falcon’s filings with the SEC, including the 2022 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This press release is for information purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Contacts

For Golden Falcon Media Inquiries

Salamander Davoudi, Tancredi Intelligent Communication, fullcirclecapital@tancredigroup.com

For MNGA Media Inquiries

Gamze Ete Kuran, Head of Compliance and ESG, Gamze.Kuran@mngairlines.com

Managing Director, ICR Inc, MNGAirlines@icrinc.com

Source: MNG Havayollari ve Tasimacilik A.S.